EXHIBIT 99.1

GOLD STANDARD DRILLING EXPANDS PINION OXIDE GOLD DEPOSIT AND CONFIRMS NEW DEPOSIT AT SENTINEL

Further exploration upside expected at Sentinel prospect located 350m north of the Pinion Deposit

February 9, 2016 – Vancouver, B.C. –Gold Standard Ventures Corp. (TSXV: GSV; NYSE MKT:GSV) (“Gold Standard” or the “Company”) today announced assay results from 8,056m of reverse-circulation (RC) and core drilling in 25 holes at the Pinion oxide gold deposit and at new prospects Sentinel and Irene on its 100%-owned/controlled Railroad-Pinion Project in Nevada’s Carlin Trend.

Of 12 drill holes located to test Pinion, 11 reported continuous gold values above the cut-off grade of 0.14 g Au/t established in the NI 43-101 resource estimate announced on March 15, 2016 (see news release). Highlights included 49.7m of 0.96 g Au/t from the Pinion North Zone and 23.3m of 0.79 g Au/t from the Pinion Main Zone. This drill program also reported 22.9m of 0.42 g Au/t at Sentinel, indicating the potential for this new target to make a significant contribution to the greater Pinion resource.

The primary objectives of the 2016 program were to: (1) test for gold mineralization identified by surface rock chip channel samples at the new Sentinel target; (2) complete metallurgical core holes for column leach tests for the Pinion North and Main zones; (3) extend areas of known oxide mineralization outward from the Pinion resource along the South Fault Corridor, an important control on gold mineralization at Southwest Pinion; and (4) complete additional scout drill holes at the Irene prospect 2.0 km northwest of the Pinion resource.

Jonathan Awde, CEO and Director of Gold Standard, commented: “We are very satisfied with last year’s progress at Pinion. The deposit is continuing to confirm its potential to support a low cost heap leach operation while the resource continues to grow. We are particularly excited by the new Sentinel deposit which appears to be compatible with Pinion and could be developed at the same time. Sentinel is yet another deposit type which opens up further exploration opportunities at Railroad and offers additional evidence of the size and strength of the project’s mineralizing systems. This year, in addition to further drilling at Sentinel, we expect to release an updated resource estimate for Pinion early next quarter and complete advanced metallurgical testing as part of our de-risking of the deposit.”

Key Pinion Highlights

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At the new Sentinel Target, 10 reverse-circulation (RC) holes and one core hole were completed to follow-up on continuous rock chip channel samples that returned seven significant weight-averaged, composite intervals including 27.4m of 0.35 g Au/t and 12.2m of 0.46 g Au/t (see news release dated January 25, 2016).  Nine of these 11 holes returned intercepts above the resource cut-off grade. Results were highlighted by 22.9m of 0.42 g Au/t and 7.6m of 0.42 g Au/t in drill hole PIN16-16 on the northwest margin of the drill pattern (Please click the following link to view plan and section maps: https://goldstandardv.com/lp/pinion-results-2017/).  Gold mineralization is near surface, oxidized, and open to the north and west.  The deposit is hosted in the Sentinel Mountain dolomite and the top of the underlying Oxyoke sandstone, new stratigraphic host units on the Railroad-Pinion Project with the potential for new resource opportunities.  Mineralization occurs within the footwall of the district-scale, gold-controlling Bullion fault. Higher grades have been noted along this fault where crossing structures have focused the gold system. These cross structures will be targeted in the 2017 drill program planned for Sentinel.

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 In the Pinion North Zone, PQ size core holes PIN16-01 and -04 returned 43.6m of 0.50 g Au/t and 49.7m of 0.96 g Au/t, respectively.  Both intercepts are near-surface and entirely oxidized. Material from these intercepts, along with core from two previously drilled holes at North Zone, is undergoing column leach testing at Kappes, Cassiday & Associates in Reno, NV.

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In the Pinion Main Zone, PQ size core holes PIN16-05A and -07 returned 23.3m of 0.79 g Au/t and 27.7m of 0.42 g Au/t, respectively.  Both intercepts are near-surface and entirely oxidized.  PIN16-05A offset hole PIN16-05, which suffered from poor recovery through the mineralized zone.  Material from these intercepts, along with core from two previously drilled holes at Main Zone, is undergoing column leach testing at Kappes, Cassiday & Associates in Reno, NV.

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At Southwest Pinion, six RC holes (PIN16-02, -03, -06, -08 and -10) intersected multiple zones of altered, oxidized to variably reduced, multi-lithic collapse breccia and gold mineralization approximately 120 to 150m on projection from existing drill holes.

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At Irene, two RC scout holes (PIN16-11 and -12) were completed 2.0 km northwest of the Pinion resource.  These holes followed up on 2015 scout hole PIN15-24.  The new holes were spaced approximately 700m apart and represented the first tests beneath an extensive soil anomaly containing gold and Carlin pathfinder elements.  Two of the three holes intersected favorable host rocks but only weak alteration and low level geochemistry.

Pinion drill results are as follows:

Drill Hole	Type	Azimuth	Incl.	TD (m)	Intercept (m)	Thickness (m)	Grade (g Au/t)
PIN16-01	Core		-90	171.6	115.2 – 158.8	43.6	0.50
PIN16-02	RC	205	-88	397.9	291.2 – 292.7	1.5	0.15
					295.7 – 324.7	29.0	0.43
PIN16-03	RC	274	-58	452.7	303.4 – 309.5	6.1	0.24
					320.1 – 327.7	7.6	1.00
					352.1 – 355.2	3.1	0.30
					373.5 – 375.0	1.5	0.19
					379.5 – 382.6	3.1	0.30
PIN16-04	Core		-90	123.0	3.7 – 53.4	49.7	0.96
Including Including					4.9 – 20.3	15.4	1.39
					45.4 – 50.0	4.6	2.05
					58.5 – 64.9	6.4	0.50
PIN16-05	Core		-90	51.2	2.3 – 2.8	0.5	0.14
					4.7 – 19.2	14.5	0.73
					27.7 – 28.6	0.9	0.48
PIN16-05A	Core		-90	29.7	6.4 – 29.7	23.3	0.79
Including					15.8 – 23.4	7.6	1.15
PIN16-06	RC	259	-59	449.7	309.4 – 346.0	36.6	0.36
					356.7 – 362.8	6.1	0.23
					375.0 – 397.9	22.9	0.25
PIN16-07	Core		-90	101.5	61.0 – 88.7	27.7	0.42
PIN16-08	RC		-90	452.7	285.0 – 295.7	10.7	0.16
					300.3 – 324.7	24.4	0.38
					346.0 – 349.1	3.1	0.61
					359.8 – 367.4	7.6	0.18
PIN16-09	RC	172	-60	458.8	no assays > 0.14 g Au/t
PIN16-10	RC		-90	402.4	289.6 – 307.9	18.3	0.37
					315.5 – 326.2	10.7	0.24
PIN16-11	RC		-90	714.9	no assays > 0.14 g Au/t
PIN16-12	RC		-90	638.7	0 – 6.1	6.1	0.16
PIN16-13	RC		-90	461.9	3.0 – 21.3	18.3	0.21
					48.8 – 50.3	1.5	0.16
PIN16-14	RC		-90	428.4	1.5 – 6.1	4.6	0.15
					16.8 – 35.1	18.3	0.20
					42.7 – 57.9	15.2	0.22
					91.5 – 93.0	1.5	0.15
					187.5 – 192.1	4.6	0.16
					239.3 – 240.8	1.5	0.16

PIN16-15	RC	320	-45	36.6	0 – 4.6	4.6	0.19
					19.8 – 21.3	1.5	0.14
					30.5 – 32.0	1.5	0.17
					35.0 – 39.6	4.6	0.15
PIN15-15A	RC	320	-45	19.8	4.5 – 7.6	3.1	0.17
					16.7 – 19.8	3.1	0.15
PIN16-16	RC	325	-60	422.3	1.5 – 10.7	7.6	0.42
					22.9 – 24.4	1.5	0.18
					32.0 – 53.3	21.3	0.20
					57.9 – 80.8	22.9	0.42
					100.6 – 102.1	1.5	0.16
					137.2 – 141.8	4.6	0.15
					205.8 – 210.4	4.6	0.23
					214.9 – 216.4	1.5	0.15
					271.3 – 272.8	1.5	0.18
PIN16-17	RC	335	-60	274.4	19.8 – 28.9	9.1	0.27
					47.3 – 65.6	18.3	0.23
					86.9 – 88.4	1.5	0.28
PIN16-18	RC	275	-60	493.9	12.2 – 13.7	1.5	0.18
					19.8 – 39.6	19.8	0.33
					48.8 – 61.0	12.2	0.20
					65.5 – 73.1	7.6	0.17
					79.2 – 89.9	10.7	0.18
					118.9 – 122.0	3.1	0.29
					227.1 – 230.2	3.1	0.14
					285.1 – 286.6	1.5	0.75
					442.1 – 446.7	4.6	0.33
PIN16-19	RC	20	-50	522.9	no assays > 0.14 g Au/t
PIN16-20	RC	285	-58	228.7	7.6 – 13.7	6.1	0.35
					15.2 – 16.7	1.5	0.15
					27.4 – 36.5	9.1	0.17
					143.3 – 144.8	1.5	0.19
					175.3 – 178.4	3.1	0.24
PIN16-21	RC	250	-45	129.6	41.2 – 47.3	6.1	0.14
					50.3 – 51.8	1.5	0.15
					61.0 – 68.6	7.6	0.31
PIN16-22	RC	240	-63	314.0	10.6 – 13.7	3.1	0.19
					32.0 – 36.6	4.6	0.15
					41.2 – 42.7	1.5	0.21
PIN16-23	Core	300	-60	275.3	15.1 – 31.0	15.9	0.23
					158.4 – 160.8	2.4	0.20

* Gold intervals reported in this table were calculated using a 0.14 g Au/t cutoff.  Weighted averaging has been used to calculate all reported intervals.  True widths are estimated at 70-90% of drilled thicknesses.

Mac Jackson, Gold Standard’s Vice President of Exploration stated, “We are encouraged by the widespread, shallow oxide mineralization within a new host horizon at Sentinel.  The Sentinel gold zone occurs in the immediate footwall of the Bullion fault corridor, a very important, north-striking district scale control with the North Bullion and Pinion deposits also located in its immediate footwall.  Sentinel is open to the north and west; there is an excellent chance of intersecting higher-grade mineralization where crossing structures have focused the gold system.  Our 2017 program at Sentinel is an important opportunity for us to add more near surface, oxide ounces at the north end of Pinion and further explore the Bullion fault corridor.”

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance:
All sampling was conducted under the supervision of the Company’s project geologists, and the chain of custody from the project to the sample preparation facility was continuously monitored. Core was cut at the company’s facility in Elko and one quarter was sent to the lab for analysis and the remaining core retained in the original core box. A blank or certified reference material was inserted approximately every tenth sample.  The Pinion core and RC samples were delivered to ALS Minerals preparation facility in Elko, NV where they were crushed and pulverized.   Resulting sample pulps were shipped to ALS Minerals certified laboratory in Sparks, NV or Vancouver, BC.  Pulps were digested and analyzed for gold using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30 gram split.  All other elements were determined by ICP analysis.  Data verification of the analytical results included a statistical analysis of the standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results.

Drill hole deviation is measured by a gyroscopic down-hole survey that has been completed on all holes by International Directional Services of Elko, NV.  Final collar locations are surveyed by differential GPS by Apex Surveying, LLC of Spring Creek, Nevada.

The scientific and technical content and interpretations contained in this news release have been reviewed, verified and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101, Standards of Disclosure for Mineral Projects.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced stage gold exploration company focused on district scale discoveries on its Railroad-Pinion Gold Project, located within the prolific Carlin Trend. The 2014 Pinion and Dark Star gold deposit acquisitions offer Gold Standard a potential near-term development option and further consolidates the Company’s premier land package on the Carlin Trend. The Pinion deposit now has an NI43-101 compliant resource estimate consisting of an Indicated Mineral Resource of 31.61 million tonnes grading 0.62 grams per tonne (g/t) gold (Au), totaling 630,300 ounces of gold and an Inferred Resource of 61.08 million tonnes grading 0.55 g/t Au, totaling 1,081,300 ounces of gold, using a cut-off grade of 0.14 g/t Au (announced March 15, 2016).  The Dark Star deposit, 2.1 km to the east of Pinion, has a NI43-101 compliant resource estimate consisting of an Inferred Resource of 23.11 million tonnes grading 0.51 g/t Au, totaling 375,000 ounces of gold, using a cut-off grade of 0.14 g/t Au (announced March 3, 2015).  The 2014 and 2015 definition and expansion of these two shallow, oxide deposits demonstrates their growth potential.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor the NYSE MKT accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about our proposed exploration programs are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

CAUTIONARY NOTE FOR U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

All resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission for descriptions of mineral properties in SEC Industry Guide 7 under Regulation S-K of the U. S. Securities Act of 1933. In particular, under U. S. standards, mineral resources may not be classified as a “reserve” unless the determination has been made that mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, information in this press release containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by US public reporting companies.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”
Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:

Jonathan Awde
President
Tel:            604-669-5702
Email: info@goldstandardv.com
Website: www.goldstandardv.com